UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
Commission file number 001-11267
A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’
SALARY SAVINGS RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FirstMerit Corporation
III Cascade Plaza, 7th floor
Akron, Ohio 44308

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
December 31, 2012 and 2011 and Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedule
Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors
FirstMerit Corporation

We have audited the accompanying statements of net assets available for benefits of FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of FirstMerit Corporation and Affiliates Employees' Salary Savings Retirement Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ SS&G, Inc.

June 27, 2013
Akron, Ohio

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value:
Mutual funds	$80,562,982	$72,658,254
Collective trust funds	27,780,255	24,667,340
FirstMerit Corporation common stock	23,969,194	27,266,422
Total Investments	132,312,431	124,592,016
Receivables:
Contributions from participants	301,920	311,805
Contributions from employer	3,029,784	3,825,377
Notes receivable from participants	3,735,024	3,382,442
Investment income	14	15,811
Total receivables	7,066,742	7,535,435

Liabilities
Other Liabilities	(55,574)	—
Total Liabilities	(55,574)	—

Net assets reflecting investments at fair value	139,323,599	132,127,451
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(204,524)	43,569
Net assets available for benefits	$139,119,075	$132,171,020
See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2012

Additions
Investment income:
Interest and dividends	$3,587,060
Net appreciation of investments	8,487,191
12,074,251

Interest income on notes receivable from participants	95,643

Contributions:
Employee contributions	9,112,888
Employer contributions	3,851,034
Rollovers from participants	725,253
13,689,175
Total additions	25,859,069

Deductions
Benefits paid to participants	18,911,014
Net increase	6,948,055
Net assets available for benefits at beginning of year	132,171,020
Net assets available for benefits at end of year	$139,119,075
See accompanying notes.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

1. Description of the Plan

The following description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. The primary sponsor of the Plan is FirstMerit Corporation (FirstMerit or the Corporation). The administrator of the Plan consists of an Administrative Committee appointed by the Compensation Committee of the Board of Directors of FirstMerit. The Trustee and recordkeeper of the Plan is FirstMerit Bank, N.A., the principal subsidiary of FirstMerit.

The Board of Directors of FirstMerit established this defined contribution plan as of October 1, 1985. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code (the Code) as defined in the Plan Agreement.

Eligible employees may enter the Plan on the January 1, April 1, July 1, or October 1 coinciding with or first following their completion of a period of service (as defined in the Plan Agreement) of at least three months and attainment of age twenty-one. A participant may contribute from 1% to 50% of their compensation to the Plan. Such contributions are known as voluntary pretax employee contributions. Voluntary pretax contributions and earnings are credited to each participant’s Employee Contribution Stock Ownership Plan (ESOP) account and are immediately vested and nonforfeitable.

The Plan allows the Corporation to make, at its discretion, matching contributions equal to a certain percentage or amount of each participant’s voluntary pretax employee contributions. Matching contributions are not required to be made for any pay period. If made, matching contributions are required to be allocated during each pay period. All matching contributions are immediately vested and nonforfeitable. Matching contributions are made in FirstMerit common stock purchased on the open market by the trustee, on a no-commission, no-fee basis, at a price equal to the immediate asked price of such shares on the NASDAQ on the date of purchase. After a participant’s six month anniversary from date of hire, the participant may elect to transfer up to 100% of the FirstMerit common stock held to one or more of the other available investment options. FirstMerit made $613,260 of matching contributions to the Plan during the year ended December 31, 2012.

Effective January 1, 2009, the Corporation suspended is matching contribution to the savings plan. Effective April 1, 2011, the Corporation reinstated its matching contribution at $.50 of each $1.00 up to 1% of employee's qualifying salary. Starting January 1, 2013, the employer's matching contribution to the savings plan will increase to 100% on the first 3% and then 50% on the next 2% of the employee's qualifying salary. Matching contributions vest in accordance with plan specifications.

FirstMerit may also make discretionary contributions from time to time in amounts determined by FirstMerit’s Board of Directors. Such discretionary contributions will be allocated among those participants in the Plan who are employed on the last day of a Plan year in proportion to their respective

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

points for the Plan year to which the discretionary contribution applies. A participant is awarded one point for each year of service earned. A year of service for this purpose is generally credited for every twelve months of continuous service, including service rendered prior to the effective date of the Plan and service rendered while not participating in the Plan, but not including (in the case of rehired employees) periods of service prior to any severance from service.

For Plan years beginning on and after January 1, 2007, retirement investment plan contributions of 3% of participant’s eligible compensation for the Plan year will be made to eligible Plan participants in accordance with the participant’s existing investment direction. Eligible participants are non-vested employees in the FirstMerit Corporation defined benefit pension plan and new hires as of January 1, 2007. If a participant does not have an existing investment direction, such contributions will be invested in the TD Ameritrade Strategic Allocation Balance Portfolio. The retirement investment plan contribution and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made $3,004,812 in retirement investment plan contributions to the Plan during the year ended December 31, 2012. The retirement investment plan contribution was eliminated effective January 1, 2013.

For Plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the Plan who are employed on the last day of a Plan year in the proportion that such participant’s Plan compensation for the Plan year bears to the total Plan compensation of all eligible participants. Profit sharing contributions will be made in accordance with the participant’s existing investment direction. If a participant does not have an existing investment direction, such contributions will be invested in the TD Ameritrade Strategic Allocation Balanced Portfolio. Profit sharing contributions and earnings thereon for each participant are 100% vested after completing three years of service. FirstMerit made no profit sharing contributions to the Plan during the year ended December 31, 2012. The profit sharing contribution was eliminated effective January 1, 2013.

Participant Accounts

FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Each account is credited with the participant’s contribution, and allocations of the Corporation’s contributions and Plan earnings. The Plan currently provides for each participant the ability to invest in one or more investment options (Investment Funds).

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts, or regular installments over any period not exceeding ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

(IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

Participants may borrow from their participant account. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Participants may borrow from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, but not less than $1,000. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than four loans outstanding at any point in time and only one loan will be accepted and processed per calendar year. The loans will bear interest at 1% over the five-year Treasury Note in effect on the next to the last business day of the month prior to the month in which the loan application is received by the Plan. Principal and interest is paid ratably through payroll deductions via an amortization schedule established at the frequency of the payroll cycle. If a participant terminates employment with the Company, they will be given the option to repay the entire amount of the outstanding loan, plus accrued interest. If the loan is not repaid, it will automatically be treated as a distribution to the participant.

Administrative Expenses

Substantially all administrative expenses, including the trustee’s fees, are paid by FirstMerit.

Forfeitures

Effective October 1, 2010, the Plan was amended to allow forfeitures to be used as soon as is administratively practicable, but not later than the end of the year following the Plan year in which the forfeitures occur, to reduce the administrative expenses of the Plan, then to reduce subsequent employer contributions made to the Plan. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $175,474 and $182,079 respectively. These accounts will be used to reduce future employer contributions. During 2012 and 2011, employer contributions were reduced by $123,072 and $230,181 from forfeited nonvested accounts, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Statement of Net Assets Available for Benefits presents the fair value of the Federated Capital Preservation Fund, a collective trust fund that invests in contracts deemed to be fully-benefit responsive, as well as the adjustment of the Federated Capital Preservation Fund from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Investments are reported at fair value. See Note 5 for further discussion and disclosure related to fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

New Accounting Pronouncements

FASB Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This amendment was issued as a result of an effort to develop common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards ("IFRSs"). While ASU 2011-04 is largely consistent with existing fair value measurement principles under U.S. GAAP, it expands the disclosure requirements for fair value measurements and clarifies the existing guidance or wording changes to align with IRFS No. 13. The adoption of this guidance resulted in increased disclosures only and had no impact on the financial statements of the plan. The newly required disclosures are incorporated into Note 5 (Fair Value Measurements).

3. Investments

The fair values of investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2012	2011
Dodge & Cox International Stock Fund	$8,553,225	$7,452,622
TD Ameritrade Strategic Allocation Balanced Portfolio	10,612,102	8,561,391
Mainstay Large Cap Growth Fund R1	19,409,631	18,253,311
PIMCO Total Return Fund Institutional	13,792,398	12,504,960
T. Rowe Price Equity Income Fund	8,013,537	7,531,840
T. Rowe Price Small-Cap Stock Fund	7,161,449	—
Vanguard 500 Index Fund Signal	11,295,038	10,236,366
Federated Cap Preservation Fund CL-ISP, at contract value *	11,636,207	—
SEI Stable Asset Fund, at contract value **	—	9,471,467
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	23,969,194	27,266,422

*	The fair value of the Plan's investment in the Federated Cap Preservation Fund was $11,840,731 as of December 31, 2012.
**	The fair value of the Plan's investment in the SEI Stable Asset Fund was $9,427,898 at December 31, 2011.

During 2012, the Plan’s investments, including gains and losses on investments bought and sold, as well as held, during the year appreciated in value as follows:

Mutual Funds	$10,010,257
FirstMerit Corporation common stock	(1,523,066)
$8,487,191

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

4. Non-participant Directed Investments

Investments in FirstMerit common stock can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit common stock investment are as follows:

	December 31,
	2012	2011
Investments, at fair value:
FirstMerit Corporation common stock	$23,969,194	$27,266,422

Year Ended
December 31,
2012
Change in net assets:
Contributions	$1,299,137
Dividends	1,112,889
Net realized and unrealized depreciation in fair value	(1,523,066)
Benefits paid to participants	(4,186,188)
$(3,297,228)

5. Fair Value Measurements

Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

U.S. GAAP establishes a three-level valuation hierarchy for determining fair value that is based on the transparency of the inputs used in the valuation process. The inputs used in determining fair value in each of the three levels of the hierarchy, highest ranking to lowest, are as follow:

•Level 1 — Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•Level 2 — Valuations based on quoted prices for similar assets and liabilities traded in the active markets; quoted prices for identical or similar instruments in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived from or corroborated by observable market data by correlation or other means.

•Level 3 — Valuations based on unobservable inputs which are significant to the fair value measurement.

The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the overall fair value measurement.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at quoted prices as reported on the active market in which the mutual funds are traded.

Collective trust funds: Valued at the net asset value (NAV) of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that the securities liquidations will be carried out in an orderly business manner.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value.

	Assets at Fair Value as of
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds-equity	$63,325,632	$—	$—	$63,325,632
Mutual funds-fixed income	17,237,350	—	—	17,237,350
Collective trust funds-capital preservation	—	12,537,192	—	12,537,192
Collective trust funds-growth	—	4,630,961	—	4,630,961
Collective trust funds-balanced	—	10,612,102	—	10,612,102
Common stock	23,969,194	—	—	23,969,194
Total assets at fair value	$104,532,176	$27,780,255	$—	$132,312,431

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

	Assets at Fair Value as of
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds-equity	$57,543,892	$—	$—	$57,543,892
Mutual funds-fixed income	15,114,362	—	—	15,114,362
Collective trust funds-capital preservation	—	2,228,901	—	2,228,901
Collective trust funds-growth	—	4,449,150	—	4,449,150
Collective trust funds-balanced	—	8,561,391	—	8,561,391
Collective trust funds-stable asset	—	9,427,898	—	9,427,898
Common stock	27,266,422	—	—	27,266,422
Total assets at fair value	$99,924,676	$24,667,340	$—	$124,592,016

There have been no transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended December 31, 2012. There have been no transfers in or out of Level 3 of the fair value hierarchy during the year ended December 31, 2012.

The following table summarizes investments measured at fair value based on net asset value per share as of December 31, 2012 and 2011, respectively.

Collective Trust Funds
December 31, 2012
	Fair Value	Unfunded Commitments	Redemption Notice Period
TD Ameritrade Strategic Allocation Growth Portfolio (a)	$2,263,842	n/a	n/a
TD Ameritrade Strategic Allocation Income & Growth Portfolio (b)	$2,367,119	n/a	n/a
TD Ameritrade Strategic Allocation Balanced Portfolio (c)	$10,612,102	n/a	n/a
TD Ameritrade Strategic Allocation Cap Preservation Portfolio (d)	$696,461	n/a	n/a
Federated Capital Preservation Fund CL-ISP (e)	$11,840,731	n/a	1 year

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

Collective Trust Funds
December 31, 2011
	Fair Value	Unfunded Commitments	Redemption Notice Period
TD Ameritrade Strategic Allocation Growth Portfolio (a)	$2,389,510	n/a	n/a
TD Ameritrade Strategic Allocation Income & Growth Portfolio (b)	$8,561,391	n/a	n/a
TD Ameritrade Strategic Allocation Balanced Portfolio (c)	$2,059,640	n/a	n/a
TD Ameritrade Strategic Allocation Cap Preservation Portfolio (d)	$358,455	n/a	n/a
Federated Capital Preservation Fund CL-ISP (e)	$1,870,446	n/a	1 year
SEI Stable Asset Fund (f)	$9,427,898	n/a	1 year

(a) Seeks to provide growth of capital by investing in a diversified portfolio of U.S. and foreign stocks, real estate, natural resources, and corporate and government bonds primarily through exchange traded funds.

(b) Seeks to provide income and growth of capital by investing in a diversified portfolio of corporate and government bonds, U.S. and foreign stocks, real estate, and natural resources primarily through exchange traded funds.

(c) Seeks to provide growth of capital and income by investing in a diversified portfolio of U.S. and foreign stocks, real estate, natural resources, and corporate and government bonds primarily through exchange traded funds.

(d) Seeks to preserve capital but also provide moderate income and growth by investing in a diversified portfolio of corporate and government bonds, U.S. and foreign stocks, and real estate primarily through exchange traded funds.

(e) The investment objective of the fund is stability of principal and high current income. To accomplish this objective, the fund invests primarily in stable value products, such as guaranteed investment contracts (GIC's) (also known as traditional GIC's), separate account GIC's, and synthetic GIC's.

(f) The trust was formed to provide for the collective investment of assets of participating tax qualified pension and profit sharing plans and related trusts and governmental plans in guaranteed investment contracts and readily marketable assets in accordance with the investing criteria established by the declaration of trust. The trust primarily invests in synthetic GIC's issued by insurance companies and other financial institutions.

6. Party-in-Interest Transactions

Transactions involving notes receivable from participants and common stock of FirstMerit, the Plan Sponsor and trustee, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

7. Plan Termination

Although it has not expressed any intent to do so, a unanimous action by the FirstMerit Board of Directors may terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, FirstMerit will direct the Trustee to distribute the assets of the Plan, after payment of any expenses properly chargeable against the Plan, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

8. Risks and Uncertainties

The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds, collective trust funds, and FirstMerit common stock. FirstMerit common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Tax Status

The Plan has received a determination letter from the IRS dated May 14, 2013 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. This determination letter is applicable for amendments to the Plan through 2008. The Plan was subsequently amended. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

                 FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
December 31, 2012

10. Reconciliation of Financial Statements to Form 5500

As of June 27, 2013, the Plan’s Form 5500 for the year ended December 31, 2012 had not yet been filed. The following is a reconciliation of net assets available for benefits per the financial statements to a draft Form 5500:

December 31,
2012
Net assets available for benefits per the financial statements	$139,119,075
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	204,524
Net assets available for benefits per the draft Form 5500	$139,323,599

The following is a reconciliation of the net increase in net assets available for benefits:

Year Ended
December 31,
2012
Net increase as reported in the Plan financial statements	$6,948,055
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	248,093
Deemed distribution of participant loans	27,076
Net increase as reported in the draft Form 5500	$7,223,224

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 for December 31, 2011:

December 31,
2011
Net assets available for benefits per the financial statements	$132,171,020
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(43,569)
Deemed distribution of participant loans	(27,076)
Net assets available for benefits per the draft Form 5500	$132,100,375

Supplemental Schedule

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investments	(d) Cost	(e) Current Value
	Columbia	Columbia Acorn Fund Z		$723,350
	Dodge & Cox	Dodge & Cox International Stock Fund		8,553,225
	Federated	Federated Capital Preservation Fund CL-ISP		11,840,731
	Fidelity	Fidelity Select Money Market		8,587
		Fidelity Cash		52,217
	MainStay	MainStay Large Cap Growth Fund R1		19,409,631
	TD Ameritrade	TD Ameritrade Strategic Allocation Growth Portfolio		2,263,842
		TD Ameritrade Strategic Allocation Balanced Portfolio		10,612,102
		TD Ameritrade Strategic Allocation Income & Growth Portfolio		2,367,119
		TD Ameritrade Strategic Allocation Cap Preservation Portfolio		696,461
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund		7,161,449
		T. Rowe Price Equity Income Fund		8,013,537
	PIMCO	PIMCO Total Return Fund Institutional		13,792,398
	Vanguard	Vanguard 500 Index Fund Signal		11,295,038
		Vanguard Inflation Protected Securities Fund Investor		3,384,148
		Vanguard Mid-Cap Index Fund		5,326,223
		Vanguard Total Stock Market Index Fund-Signal		2,843,179
*	FirstMerit Corporation	FirstMerit Corporation common stock	24,444,098	23,969,194
			24,444,098	132,312,431
*	Participant Loans	Participant Loans — at various interest rates ranging from 1.61% — 8.82% with various maturity dates		3,735,024
			$24,444,098	$136,047,455

*	Indicates party-in-interest to the Plan

Note:
Cost information is disclosed for FirstMerit Corporation common stock since investment can be either participant or non-participant directed. Cost information is not disclosed for all other investments since they are solely participant directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan By FirstMerit Bank, N.A., Trustee
By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Senior Executive Vice President and Chief Financial Officer
Date: June 27, 2013

Exhibit Index

Exhibit
Number	Exhibit
23	Consent of SS&G, Inc., Independent Registered Public Accounting Firm, dated June 27, 2013